Filed by Teck Cominco Limited

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Inco Limited

Commission File Number: 001-01143

Date: May 8, 2006

Takeover Bid for Inco May 8, 2006

Forward Looking Information This presentation contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, the size and quality of the company’s development projects, mineral reserves and mineral resources, including after its proposed acquisition of Inco, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, including  following its proposed acquisition of Inco, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company’s CESL technology in Inco’s operations, timing for listing Teck Cominco’s Class B subordinate voting shares on the NYSE, expected synergies and cost savings, from the proposed acquisition of Inco, including the timing thereof and the financial results, cash flows and operations of the company and Inco, including following the company’s proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.  These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco’s and Inco’s development projects and other operations, the availability of financing for Teck Cominco’s and Inco’s development projects on reasonable terms, Teck Cominco’s and Inco’s respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco’s and Inco’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, the realization of synergies, transaction costs, and the future financial performance of the company and Inco.  The foregoing list of assumptions is not exhaustive.  Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco/Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco’s and Inco’s reports filed with the US Securities and Exchange Commission (“SEC”). Certain of these risks are described in more detail in the annual information form of the company and in public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Important Notice This presentation may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco.  Teck Cominco will prepare and file a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and a tender offer statement on Schedule T-O with the United States Securities and Exchange Commission (“SEC”).  Teck Cominco, if required, will file other documents regarding the proposed tender offer with the SEC. Investors and shareholders are urged to read the takeover bid circular, Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the offer for Inco shares.  These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at 1-800-SEC-0330.  Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

“A Better Deal”

“A Better Deal” Offer price C$78.50 per Inco share Premium of 27.8% C$28.00 in cash per share (C$6.4 billion) 0.6293 Teck Cominco Class B shares Stronger balance sheet Leading commodity positions Dividend more than  doubles Trading multiple expansion

Transaction Summary Offer Price:C$78.50 in cash or 0.9776 Teck Cominco Class B shares + C$0.05 per Inco share Maximum of C$6.4 billion in cash Maximum of 143 million shares Assuming full pro-ration, C$28 cash and 0.6293 Teck Cominco Class B shares per Inco share Structure: Minimum 60-day Takeover Bid Conditions: Minimum 2/3 tender Inco / Falconbridge transaction not completed and support agreement terminated Regulatory approvals Listing: Teck Cominco will apply for NYSE listing

Why Now? Inco / Falconbridge deal delayed Prior discussions unsuccessful Current deal unlikely to be completed on its present terms Inco not in a position to talk to us Make shareholders aware of alternative

Delivering Immediate Value to Inco Shareholders Substantial Premium to Inco’s Historical Trading Range [CHART] Source: Bloomberg

Market Leadership World’s #1 Zinc miner World’s #2 Nickel producer; #1 by 2009 World’s #2 in seaborne hard coking coal Strong positions in other commodities Copper and molybdenum Gold and silver Platinum group metals Cobalt Indium, germanium and other specialty metals

Value Creation for Inco Shareholders Immediate participation in strong zinc, coal and copper markets Commodity diversification reduces volatility Increased dividend yield, dividend at least doubles from Inco’s current US$0.50 per share C$2.00 x 0.9776 = C$1.96 (all share option) C$2.00 x 0.6293 = C$1.26 (assuming full proration)

Value Creation for Teck Cominco Shareholders Converts Teck Cominco’s cash balance into portfolio of world-class operating assets Full pipeline of growth assets Cash flow and earnings accretive Market leader in key commodities Increased scale and diversification

Proven Ability to Achieve Synergies Significant G&A synergies to be realized in near term Potential synergies in Sudbury Portfolio of Canadian assets creates opportunities for tax synergies

CESL Hydromet Process Potential to utilize Teck Cominco’s patented hydrometallurgical process (CESL) at Inco’s operations Voisey’s Bay Thompson Produced cathode nickel from Voisey’s Bay ore in mid-90’s

Increased Scale Largest North American Diversified Mining Company Enterprise Value(1) Source: Company reports as at date of last financial report. Excludes aluminum companies Enterprise Value is equal to market cap as at May 5, 2006 minus cash plus debt, preferred shares and minority interest as per latest balance sheet Sum of Teck Cominco’s EV and Inco’s EV (including offer premium); does not include impact of synergies or potential multiple expansion

Increased Diversification

Greater Diversification Reduces Earnings Volatility



Teck Cominco
Copper
Precious Metals
Zinc
Coal
27%
35%
35%
3%
New Teck Cominco
Nickel
Copper
Precious Metals
Zinc
Coal
Cobalt & Other
2%
12%
16%
45%
22%
5%

2005 Revenue:
C$4.4 Billion

2005 PF Revenue:
C$9.9 Billion

Source: Teck Cominco and Inco 2005 Annual reports
Note: New Teck Cominco amounts calculated by applying average 2005 US$/C$ exchange rate to Inco revenues

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Attractive Development Pipeline Sequencing of Projects Complementary Positive Cash Flow(1) Teck Cominco Assets Inco Assets Bahodopi Oil Sands Goro Voisey's Bay Existing Teck Cominco and Inco Operations Capital  Spending(1) Goro Oil Sands Bahodopi 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 1. Illustrative

Opportunity for Multiple Expansion Enterprise Value / EBITDA(1) Source: IBES as at May 5, 2006 and Company reports 1. Average of 2006 and 2007 EBITDA

Extraordinary Earnings Power LTM to Q1 ’06 average Mar 31 ’06 spot May 5 ’06 spot Zinc      ($/lb) Copper ($/lb) Gold ($/oz) Coal  ($/tonne) CAD / USD Earnings(1) C$1.6 Billion $0.73 1.86 476 114 1.19 $1.10 2.31 557 122 1.16 $1.59 3.54 682 107 1.11 1. LTM to Q1 2006

“A Better Deal” Offer price C$78.50 per Inco share Significant premium  C$6.4 billion in cash Shares in a great company Stronger balance sheet Leading commodity positions Dividend more than doubles Trading multiple expansion

“A Better Deal”